UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Oriental Culture Holding, LTD.

Full Name of Registrant

N/A
Former Name if Applicable

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central
Address of Principal Executive Office (Street and Number)

Hong Kong
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Oriental Culture Holding LTD. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yi Shao	852	2110-3909
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oriental Culture Holding LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2022	By:	/s/ Yi Shao
Yi Shao
	Title:	Chief Executive Officer

Anticipated Changes

We anticipate that we will report the following changes in the results of operations from the 2021 fiscal year:

	For the Years Ended December 31,				Variance
	2021		2020		Amount	%
	Revenue	%	Revenue	%
Listing services fees(1)	$6,900,561	18.3	$8,405,211	48.2	$(1,504,650)	(18.0)%
Transaction fees(2)	24,462,861	65.1	7,075,283	40.5	17,387,578	246%
Marketing services fees(3)	5,750,901	15.3	1,370,164	7.9	4,380,737	320%
Other revenues(4)*	482,137	1.3	588,144	3.4	(106,007)	(18.0)%
Total operating revenues	$37,596,460	100.0	$17,438,802	100.0	$20,157,658	116%

*	Including $233,157 and $213,172 from related parties for the years ended December 31, 2021 and 2020, respectively.

(1) Listing service fees: Our performance obligation is to provide listings on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities. Listing value is the total offering price of the collectible, artwork and commodities when the ownership units are initially listed on our trading platform. We utilize an appraised value as a basis to determine the appropriate listing value for each collectible , artwork or commodities, or portfolio of collectibles, artwork or commodities. We recognize the related revenue upon our completion of our performance obligation to the customer and its item is successfully listed for trading on our platform. Our standard listing fees for artwork and collectibles range from 2.3% to 10.0% for each of the years ended December 31, 2021 and 2020 and standard listing fees for commodities was 1%-6% of the initial listing value for both years. The rate is dependent on the type of listings and is negotiated on a case by case basis. In 2021, we also had listing for silver coins, which the listing price is charged on per coin basis instead of a percentage of listing value. The average listing period is around three months.

Total listing service fees decreased by approximately $1.5 million or 18.0% from $8,405,211 for the year ended December 31, 2020 to $6,900,561 for the same period in 2021. Our listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities of new products. During the years ended December 31, 2021 and 2020, total listing value of listed artwork, collectibles and commodities amounted to approximately US$1.0 billion and US$0.8 billion, respectively, however, there were less listing value generated by new products listings with approximately $58.3 million and $88.4 million for new products listed in 2021 and 2020, respectively. The number in new collectibles/artwork and commodities were successfully listed on our platforms increased from 188 for the year ended December 31, 2020 to 199 for the year ended December 31, 2021. The total number of collectibles/artwork and commodities that were listed on our platforms increased from 303 for the year ended December 31, 2020 to 494 for the year ended December 31, 2021.

(2) Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork or commodities per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the collectibles, artwork or commodities after it is listed on our platform. We typically charge from 0.15% to 0.3% of the transaction value per transaction from both the purchase and sale side of the transaction resulting in an aggregate of 0.3% to 0.6% of total transaction value. Sometimes, we charge a predetermined transaction rate, which is negotiated on a case by case basis, for selected traders with specific large transactions. Transaction fee revenue also includes predetermined monthly transaction fees, which are negotiated on a case by case basis for selected traders with high trading volume, and is recognized and earned over the specified service period.

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings in addition to the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and we charge a transaction fee from such points trading. Transaction fee revenue from the trading of points amounted to approximately $3.4 million and $2.6 million for the years ended December 31, 2021 and 2020, respectively.

Total transaction fee revenue increased by approximately $17.4 million or 246.0% from approximately $7.08 million for the year ended December 31, 2020 to approximately $24.5 million for the same period in 2021. The increase was due to the increase in total transaction value. Transaction fee revenue is calculated based on a certain percentage of the transaction value per transaction. Our total transaction value increased from approximately US$4.6 billion the year ended December 31, 2020 to approximately US$15.6 billion for the same period in 2021. We have focused our effort in promoting existing products traded on the platform by increasing our marketing expenses/activities in 2021 which resulted in increased transactions and transaction value of our existing customers and products.

(3) Marketing service fees: Marketing service fees is what we charge for promoting and marketing our customers’ collectible or artwork. The services include assisting our customers in connection with his/her listing and trading of his/her collectible/artwork on our platform, which mainly includes consulting and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork; and assisting in the application and legal protection required for the customer’s collectible/artwork to be approved for listing on our platform. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

Marketing service agreements also include providing promotion services for customers’ items as where to place ads on well-known cultural or art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs. The marketing service fees are charged on a negotiated fixed fee basis, which is based on the type of the listing session that the customer applies for and whether the customer has listed and sold its collectibles on other platforms before, and they were not based on   the value of the underlying collectible, artwork and commodities. Marketing service contracts and fees are recognized upon the completion of all performance obligations.

Marketing service fees increased by approximately $4.4 million or 319.7% from $1,370,164 for the year ended December 31, 2020 to $5,750,901 for the same period in 2021. The increase was due to promoting additional types of artwork. During the year ended December 31, 2020 and 2021, 188 and 199 types of collectibles/artwork were successfully listed on our platforms, of which we promoted 24 and 64 types of newly listed collectibles and artwork for our customers, respectively.

(4) Other revenues: Other revenues primarily includes services fees for IT technical support and agency recommendation fees. IT technical support fees are negotiated on a case by case basis and is recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly revenue generated from providing consulting and training services to certain traders/agents. Upon completion of the training and consulting, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platform. Total other revenues decreased by approximately $106,000 or 18.0% from $588,144, which consisted of $213,172 from providing technological services to our related parties for the same period in 2020 to $482,137, which consisted of $233,157 from providing technological services to our related parties for the same period in 2021. The decrease was primarily because we provided less consulting and training services to traders for the year ended December 31, 2021.

Cost of Revenues

Cost of revenues decreased by approximately $0.2 million or 8.2% from $2,642,163 including $1,734,761 from a related party for the year ended December 31,2020 to $2,425,420 including $730,007 from a related party for the same period in 2021. The decrease in cost of revenues was primarily due to the decrease in warehouse storage fees of approximately $1.0 million offset by increase in appraisal fees and related services of approximately $0.7 million. The warehouse storage fees were charged based on certain percentage of listing value of commodities, decrease in warehouse storage fee was due to overall decrease in overall listing value of products, and 2) certain new customers were transferred from other trading sites which they were already paid their own warehouse  fees before, therefore the Company did not need to pay for warehouse fees for those new traders.

Gross Profit

Gross profit increased by approximately $20.4 million or 137.7% from $14,796,639 for the year ended December 31, 2020 to $35,171,040 for the year ended December 31, 2021. Gross margin for the years ended December 31, 2021 and 2020 were approximately 94% and approximately 85%, respectively. The increase in gross margin was due mainly to the increased revenue and the decrease in costs in 2021 as a result of recovering from COVID-19.

Selling and Marketing Expenses

Selling expenses increased by approximately $9.9 million, or 165.8%, from 6,004,883 including $1,762,652 to a related party for the year ended December 31, 2020 to $15,958,450 including $359,968 to a related party for the same period in 2021. The increase was primarily due to the increase in commission expenses of approximately $10.2 million as our transaction fee revenue increased where we paid a percentage of transaction fees for third-party referrals of new traders. The Company has two types of reward program, one is to rebate directly to customers while the other type is to reward the sales agents. Rebates to customers are considered a reduction in sales price, so the rebate is instantaneous, while rebate to sales agents are usually paid one to three month in arrears. Our selling expenses to related party decreased by 79.6% as we reduced our advertising activities on our related party’s website where we focus our advertising efforts on other venues. Our total other marketing expenses were at comparable levels in 2021 compared to 2020.

General and Administrative Expenses

Our general and administrative expenses increased by approximately $1.2 million, or 16.7% from $7,145,668 including $201,865 to a related party for the year ended December 31, 2020 to $8,327,124 including $223,284 to a related party for the same period in 2021. The increase in our general and administrative expenses was primarily due to increased compensation costs including salaries, bonuses of approximately $0.6 million, increased office, travel, IT, training and meeting expenses of approximately $1.3 million as our business recovered from the pandemic and incurred more business activities, offset by a decrease of approximately $0.8 million for the costs related to going public in 2020.

Other Income

Total other income increased by approximately $0.2 million, or 39.0%, from $402,019 for the same period in 2020 to $558,807 for the same period in 2021. The increase in other income was primarily due to the increase in interest income and gain from short term investment of approximately $0.1 million. Other income also included government subsidies of approximately $115,000 to promote local business development and a VAT refund of $78,000. As part of VAT reform in 2019, a taxpayer in certain service industries was allowed to reclaim an additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2021.

Net Income

Our net income increased by approximately $9.4 million, or 458.8%, from $2,048,107 for the same period in 2020 to approximately $11.4 million for the same period in 2021. Such change was the result of the combination of the changes as discussed above.

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